

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2012

Via E-mail
Shudong Xia
Chairman, President, Chief Executive Officer and Secretary
China TransInfo Technology Corp.
9th Floor, Vision Building
No. 39 Xueyuanlu, Haidian District
Beijing, China 100191

> **Re:** **China TransInfo Technology Corp.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed August 31, 2012 by China TransInfo Technology Corp., et. al.**
> **File No. 005-79105**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 31, 2012**
> **File No. 001-34134**

Dear Mr. Xia:

We have reviewed your filing and have the following comment. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 21, 2012.

Revised Preliminary Proxy Statement on Schedule 14A

Discounted Cash Flow Analysis, page 38

1. We note your response to prior comment 8; however, your revisions only specify that the highest and lowest outliers were eliminated. Please further revise in accordance with our comment to indicate why multiplying projected EBITDA by a range that was calculated *without* removing outliers was not appropriate.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Lee Edwards, Esq.
        Shearman & Sterling LLP